Zarlink Delivers First Quarter Revenue at High End of Guidance Driven by Strong Growth from Timing and Medical Wireless

•	Q1 Fiscal 2012 revenue of $55.4 million at high end of $54-56 million guidance range
•	Company records GAAP net income of $0.02 per share and non-GAAP net income of $0.05 per share

OTTAWA, CANADA, July 27, 2011 – Zarlink Semiconductor (TSX: ZL) today issued Fiscal 2012 first quarter results for the three-month period ended June 24, 2011. All figures are in U.S. dollars.

Q1 Fiscal 2012 Highlights
•	Q1 revenue of $55.4 million, up from $54.8 million in the previous quarter;
•	Revenue for the Company’s timing products grew 21% sequentially, driven by increasing customer demand for packet network timing products;
•	Revenue for medical wireless products grew 9% sequentially, while the Company announced a long-term supply agreement with Medtronic and anticipates shipping production units this calendar year;
•	Gross margin of 53%, in line with Q4 Fiscal 2011 and up from 51% in previous year;
•
Cash and cash equivalents increased to $130.7 million at the end of the quarter, up from $98.9 million in the same period last year. Subsequent to quarter-end, Zarlink used approximately $25.0 million to redeem all of its outstanding Cdn $2.00 Cumulative Redeemable Convertible Preferred Shares, 1983 R&D Series.

“Our first quarter performance highlights strong results for our core timing, line circuit and medical wireless products,” said Gary Tanner, President and CEO, Zarlink Semiconductor. “Growth in these product areas is now more than offsetting declining legacy revenues. In Q1 of last year, our legacy Custom and Other product line generated $7.4 million in revenue. We have strategically managed our exit from that declining business, with these products now contributing approximately $1 million in revenue in this quarter.”

Mr. Tanner added: “Zarlink is firmly focused on growth opportunities in the timing, line circuit and medical wireless markets. Customer design activity for our timing products has reached record levels, as carriers upgrade wireless infrastructure to meet increasing network traffic created by smartphones and mobile Internet devices. In the line circuit market, we see long-term growth opportunities as carriers deploy new broadband networks and upgrade existing infrastructure to deliver advanced communication services. Sales for our medical wireless products continue to gain momentum, with a widening range of customers integrating our products in existing and new applications. We recently passed a significant milestone for our medical business, with the announcement of a long-term supply agreement with Medtronic. We anticipate shipping production units to Medtronic later this calendar year.”

Q1 Fiscal 2012 Financial Results
Q1 Fiscal 2012 revenue was $55.4 million, which is at the high end of the Company’s guidance range of $54.0 million to $56.0 million. In comparison, Q4 Fiscal 2011 revenue was $54.8 million and Q1 Fiscal 2011 revenue was $58.7 million.

Gross margin in Q1 Fiscal 2012 was 53%, which includes $0.7 million in severance costs related to workforce redeployment activities announced in Q1 Fiscal 2012. In comparison, gross margin in Q4 Fiscal 2011 was 53% and Q1 Fiscal 2011 gross margin was 51%.

R&D expenses in Q1 Fiscal 2012 were $11.5 million, or 21% of revenue, which includes $0.3 million in severance costs. In Q4 Fiscal 2011, R&D expenses were $11.0 million, or 20% of revenue. S&A expenses in Q1 Fiscal 2012 were $12.1 million, or 22% of revenue, which includes $0.2 million in severance costs and a one-time $0.6 million stock compensation expense. In Q4 Fiscal 2011, S&A expenses were $10.8 million, or 20% of revenue.

Operating income in Q1 Fiscal 2012 was $3.9 million, compared with operating income of $5.3 million in Q4 Fiscal 2011. In Q1 Fiscal 2011, operating income was $5.5 million.

Net income in Q1 Fiscal 2012 was $2.4 million or $0.02 per share. Net income in the quarter includes a foreign exchange gain of $0.2 million, stock compensation expenses of $1.2 million, and severance expenses of $1.2 million related to workforce redeployment activities.

In comparison, net income in Q4 Fiscal 2011 was $17.0 million or $0.14 per basic share and $0.11 per diluted share, which included an income tax recovery of $13.7 million primarily due to a reduction in valuation allowance related to deferred tax assets. Net income in Q1 Fiscal 2011 was $10.3 million or $0.08 per basic share and $0.07 per diluted share, which included income of $5.9 million from discontinued operations, a $1.9 million expense related to the settlement of an employees’ pension plan in Sweden, and a foreign exchange gain of $0.5 million.

As a supplement to Zarlink's consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), the Company provides non-GAAP measures for operating income, income from continuing operations, and basic and diluted income per share from continuing operations. For full reconciliation of GAAP to non-GAAP measures, refer to the schedule included with this press release.

Non-GAAP operating income for Q1 Fiscal 2012 was $8.1 million, compared with Q4 Fiscal 2011 non-GAAP operating income of $6.9 million and Q1 Fiscal 2011 non-GAAP operating income of $9.8 million. Non-GAAP net income in Q1 Fiscal 2012 was $7.0 million, or $0.05 per share. For Q4 Fiscal 2011, non-GAAP net income was $5.5 million, or $0.04 per share. For Q1 Fiscal 2011, non-GAAP net income was $8.6 million, or $0.06 per share.

Cash and cash equivalents increased to $130.7 million at the end of Q1 Fiscal 2011, up from $128.2 million at the end of Q4 Fiscal 2010. Subsequent to quarter-end, on June 27 2011, Zarlink used approximately $25.0 million to redeem all of its outstanding Cdn $2.00 Cumulative Redeemable Convertible Preferred Shares, 1983 R&D Series.

Q1 Fiscal 2012 Business Summary
Effective Q1 Fiscal 2012, Zarlink ceased reporting its legacy Custom and Other product line as a distinct operating segment. The Company has completed last-time buys of its application specific Custom Products and expects “Other”, which includes communication-related products and packaging services for a medical customer, will generate less than $1.0 million in revenue per quarter. For financial reporting purposes, historical and future revenue for this product line is now included in results for the Communication Product Group or Medical Product Group, as applicable.

First quarter revenue from Zarlink’s Communication Products Group was $46.9 million, compared with revenue of $46.0 million in Q4 Fiscal 2011, which included $2.4 million in Custom and Other revenue. In Q1 Fiscal 2011, revenue for Zarlink’s Communication Products Group was $51.5 million, which included $6.8 million in Custom and Other revenue.

Q1 Fiscal 2012 revenue for the Company’s Medical Products Group was $8.5 million, compared with revenue of $8.8 million in Q4 Fiscal 2011, which included $0.9 million in Custom and Other revenue. In Q1 Fiscal 2011 revenue for Zarlink’s Medical products Group was $7.2 million, which included $0.6 million in Custom and Other revenue.

Q2 Fiscal 2012 Guidance
“Increasing customer design activity and our strong position in our end markets gives us great confidence in the long-term growth opportunities for our core product lines,” said Mr. Tanner. “We are adopting a conservative near-term view on Q2, as many customers in the communications market are proceeding cautiously though the current global economic environment and managing inventory built-up following the Japanese earthquake. Based on feedback from our customers, we see this as a short-term slowdown, and expect our communications products to return to strong growth as we move through the year.”

In the second quarter, Zarlink expects to record costs of $1.5 million - $2.5 million, or $0.01-$0.02 per share, as it completes workforce redeployment activities. In addition, the redemption of the preferred shares includes an elimination of shares on the balance sheet of $12.5 million and a $12.5 million payment reflected as a share premium recorded against paid-in-capital. This will result in a one-time reduction of earnings per share of $0.10 per share in second quarter GAAP results.

The opening backlog at the beginning of Q2 Fiscal 2012 was approximately $46 million, compared with a $48 million opening backlog at the start of the Q1 Fiscal 2012. For Q2 Fiscal 2012 Zarlink is forecasting:
•	Revenue between $52 million and $56 million;
•	Gross margins between 52% and 54%
•	Operating expenses between $20 million and $21 million, excluding amortization of intangibles and workforce redeployment costs;
•	Non-GAAP earnings per basic share of $0.05 to $0.07

Analyst Conference Call
An open conference call for analysts will be held on July 27th, 2011 beginning at 8:00 a.m. EDT.
•	Access the call by dialing 1-800-814-4860
•	For a replay, call 1-877-289-8525, Access Code 4455988# or 416-640-1917, Access Code 4455988#. The replay is available until midnight August 10th, 2011.
•	A live audio webcast will be available through http://www.marketwire.com/ (Marketwire) and through the company's web site at http://www.zarlink.com
•	Media are listen only

About Zarlink Semiconductor
Zarlink Semiconductor delivers world-leading, mixed-signal chip technologies for a broad range of communication and medical applications. The Company’s core capabilities include timing solutions that manage time-sensitive communication applications over wireless and wired networks, line circuits supporting high-quality voice services over cable and broadband connections, and ultra low-power radios enabling new wireless medical devices and therapies. Serving the world’s largest original equipment manufacturers, Zarlink’s highly integrated chip solutions help customers simplify design, lower costs and reach market quickly. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Canadian Securities Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the applicable regulations of the Canadian Securities Administrators. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; significant fluctuations in foreign exchange rates may adversely impact our results of operations; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF INCOME DATA
(in thousands of U.S dollars, except per share amounts, U.S. GAAP)
(Unaudited)

	Three Months Ended
	June 24,	March 25,	June 25,
	2011	2011	2010

Revenue	$55,428	$54,763	$58,664
Cost of revenue	26,206	25,902	28,815
Gross margin	29,222	28,861	29,849

Expenses:
Research and development	11,494	11,025	10,565
Selling and administrative	12,089	10,768	10,133
Amortization of intangible assets	1,736	1,736	1,736
Loss on pension settlement	-	-	1,880
	25,319	23,529	24,314
Operating income	3,903	5,332	5,535

Amortization of debt issue costs	(160)	(160)	(160)
Interest income	209	116	30
Interest expense	(1,095)	(1,064)	(1,024)
Foreign exchange gain (loss)	178	(937)	481
Income from continuing operations before income taxes	3,035	3,287	4,862
Income tax recovery (expense)	(659)	13,705	(474)
Income from continuing operations	2,376	16,992	4,388
Income from discontinued operations, net of tax	-	-	5,868
Net income	$2,376	$16,992	$10,256

Net income attributable to common shareholders after preferred share dividends and premiums on preferred share repurchases	$1,897	$16,498	$9,412

Income per common share from continuing operations:
Basic	$0.02	$0.14	$0.03
Diluted	$0.02	$0.11	$0.03

Income per common share from discontinued operations:
Basic	$-	$-	$0.05
Diluted	$-	$-	$0.04

Net income per common share:
Basic	$0.02	$0.14	$0.08
Diluted	$0.02	$0.11	$0.07

Weighted-average number of common shares outstanding (thousands):
Basic	120,147	120,324	120,920
Diluted	123,786	152,213	152,444

Percentage of revenue:
Gross margin	53%	53%	51%
Research and development	21%	20%	18%
Selling and administrative	22%	20%	17%

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
(in thousands of U.S. dollars, U.S. GAAP)
(Unaudited)

	Three Months Ended
	June 24,	March 25,	June 25,
	2011	2011	2010
CASH PROVIDED BY (USED IN)
Operating activities:
Net income	$2,376	$16,992	$10,256
Depreciation of fixed assets	751	753	798
Amortization of other assets	1,896	1,895	1,896
Stock compensation expense	1,220	1,010	340
Deferred income taxes (recovery)	623	(14,046)	1,929
Other non-cash changes in operating activities	208	534	(3,436)
Decrease (increase) in working capital:
Trade accounts and other receivables	2,572	(3,992)	7,198
Inventories	(1,002)	953	(976)
Prepaid expenses and other	314	162	132
Payables and other accrued liabilities	(5,129)	604	(4,023)
Deferred revenue	(129)	(406)	(229)
Total	3,700	4,459	13,885

Investing activities:
Expenditures for fixed assets	(611)	(821)	(874)
Proceeds from sale of business - net	-	-	13,509
Total	(611)	(821)	12,635

Financing activities:
Payment of dividends on preferred shares	(493)	-	(476)
Repurchase of preferred shares	-	-	(796)
Repurchase of treasury shares	-	(1,494)	-
Exercise of stock options	632	453	73
Total	139	(1,041)	(1,199)
Effect of currency translation on cash	(681)	1,374	(797)

Increase in cash and cash equivalents	2,547	3,971	24,524

Cash and cash equivalents, beginning of period	128,197	124,226	74,369

Cash and cash equivalents, end of period	$130,744	$128,197	$98,893

Zarlink Semiconductor Inc.
CONSOLIDATED BALANCE SHEETS DATA
(in thousands of U.S. dollars, except share amounts, U.S. GAAP)
(Unaudited)

	June 24,	March 25,
	2011	2011
ASSETS
Current assets:
Cash and cash equivalents	$130,744	$128,197
Trade accounts receivable – net	18,311	21,754
Other accounts receivable – net	3,691	2,820
Inventories	24,842	23,840
Prepaid expenses and other	1,528	1,842
Deferred income tax assets – current portion	1,313	1,930
	180,429	180,383

Fixed assets – net	7,828	8,036
Deferred income tax assets – long-term portion	36,812	36,818
Long-term investment	5,001	5,001
Intangible assets – net	32,814	34,549
Other assets	2,658	2,855
	$265,542	$267,642
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$14,255	$15,286
Employee-related payables	7,197	12,429
Income and other taxes payable	1,450	1,396
Current portion of provisions for exit activities	823	141
Other accrued liabilities	6,680	6,138
Deferred revenue	3,533	3,662
	33,938	39,052

Long-term debt – convertible debentures	71,950	72,473
Long-term portion of provisions for exit activities	67	85
Pension liabilities	400	381
Long-term accrued income taxes	2,034	2,034
Other long-term liabilities	1,676	1,413
	110,065	115,438
Redeemable preferred shares, unlimited shares authorized; non-voting; 966,600 shares issued and outstanding (March 25, 2011 – 966,600 shares issued and outstanding)	12,372	12,372

Shareholders’ equity:
Common shares, unlimited shares authorized; no par value; 121,679,790 shares issued and 120,304,790 outstanding (March 25, 2011 – 121,413,459 shares issued and 120,038,459 outstanding)	728,401	727,492
Treasury shares, at cost, 1,375,000 shares (March 25, 2011 – 1,375,000 shares)	(2,783)	(2,783)
Additional paid-in capital	45,664	45,198
Deficit	(594,983)	(596,880)
Accumulated other comprehensive loss	(33,194)	(33,195)
	143,105	139,832
	$265,542	$267,642

Zarlink Semiconductor Inc.
SUPPLEMENTARY SCHEDULES
(in thousands of U.S. dollars, U.S. GAAP)
(Unaudited)
Geographic Information:

Revenue, based on the geographic location of Zarlink’s customers, was distributed as follows:

	Three Months		Three Months		Three Months
	Ended	% of	Ended	% of	Ended	% of
	June 24, 2011	Total	March 25, 2011	Total	June 25, 2010	Total

Asia – Pacific	$37,888	69%	$35,289	64%	$35,440	61%
Europe	5,496	10	8,351	15	13,715	23
Americas	12,044	21	11,123	21	9,509	16
	$55,428	100%	$54,763	100%	$58,664	100%

Product Group Information:

Revenue, based on product group, was distributed as follows:

	Three Months		Three Months		Three Months
	Ended	% of	Ended	% of	Ended	% of
	June 24, 2011	Total	March 26, 2010	Total	June 25, 2010	Total

Communication Products	$46,936	85%	$45,992	84%	$51,471	88%
Medical Products	8,492	15	8,771	16	7,193	12
	$55,428	100%	$54,763	100%	$58,664	100%

Non-GAAP Measures

As a supplement to Zarlink’s consolidated financial statements presented in accordance with U.S. generally accepted accounting principles ("GAAP"), the Company provides non-GAAP measures for operating income, income from continuing operations, and basic and diluted income per share from continuing operations.

A non-GAAP financial measure is a numerical measure of a company's performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP.  The Company believes that the non-GAAP measures are useful to investors for the purpose of financial analysis.  Management uses these measures internally to evaluate the Company's in-period operating performance before gains, losses and other charges that are considered by management to be outside of the Company's core operating results.  These non-GAAP financial measures should assist investors in understanding how management views our core results of operations on an on-going basis, as well as enhance comparisons of our core results of operations with historical periods.  In addition, the measures are used for planning and forecasting of the Company's future periods.  Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.  The non-GAAP financial measures do not reflect all costs associated with our operations as determined in accordance with GAAP. Other companies may exclude or include different items in a particular non-GAAP financial measure, or provide different non-GAAP financial measures to those provided by Zarlink. Therefore, our non-GAAP financial measures are unlikely to be comparable to those presented by other companies.

Reconciliations of historical presentations of non-GAAP operating income, income from continuing operations, and basic and diluted income per share from continuing operations to their most comparable GAAP financial measures are provided on the following page. The Company is unable to reconcile these non-GAAP measures on a forward-looking basis primarily because it is impractical to project the timing of certain events, such as changes in foreign exchange rates or fluctuations in the market price of our common shares.

Zarlink Semiconductor Inc.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES
(in thousands, except per share amounts)
(Unaudited)

	Three Months Ended
	June 24,	March 25,	June 25,
	2011	2011	2010

GAAP income from continuing operations	$2,376	$16,992	$4,388
Amortization of intangible assets	1,736	1,736	1,736
Loss on pension settlement	-	-	1,880
Foreign exchange loss (gain)	(178)	937	(481)
Restructuring and supply chain harmonization	1,216	-	281
Stock compensation expense	1,220	1,010	340
Adjustment to historical sales tax provision	-	(1,225)	-
Expense (recovery) for income tax matters	635	(13,993)	455
Non-GAAP income from continuing operations	$7,005	$5,457	$8,599

GAAP operating income	$3,903	$5,332	$5,535
Amortization of intangible assets	1,736	1,736	1,736
Loss on pension settlement	-	-	1,880
Restructuring and supply chain harmonization	1,216	-	281
Stock compensation expense	1,220	1,010	340
Adjustment to historical sales tax provision	-	(1,225)	-
Non-GAAP operating income	$8,075	$6,853	$9,772

GAAP income from continuing operations per common share - basic	$0.02	$0.14	$0.03
Amortization of intangible assets	0.01	0.01	0.01
Loss on pension settlement	-	-	0.02
Foreign exchange loss (gain)	(0.00)	0.01	(0.00)
Restructuring and supply chain harmonization	0.01	-	0.00
Stock compensation expense	0.01	0.01	0.00
Adjustment to historical sales tax provision	-	(0.01)	-
Expense (recovery) for income tax matters	0.01	(0.12)	0.00
Non-GAAP income from continuing operations per common share – basic*	$0.05	$0.04	$0.06

GAAP income from continuing operations per common share - diluted	$0.02	$0.11	$0.03
Amortization of intangible assets	0.01	0.01	0.01
Loss on pension settlement	-	-	0.01
Foreign exchange loss (gain)	(0.00)	0.01	(0.00)
Restructuring and supply chain harmonization	0.01	-	0.00
Stock compensation expense	0.01	0.01	0.00
Adjustment to historical sales tax provision	-	(0.01)	-
Expense (recovery) for income tax matters	0.00	(0.09)	0.00
Effect of dilutive potential common shares	0.00	-	-
Non-GAAP income from continuing operations per common share – diluted*	$0.05	$0.04	$0.06

Shares used to calculate non-GAAP income from continuing operations per common share – basic	120,147	120,324	120,920
Shares used to calculate non-GAAP income from continuing operations per common share – diluted	152,710	152,213	152,444

* Amounts may not add due to rounding.